Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2026 Second Quarter Results

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Second quarter operating income increased 29% to $220.4 million from $170.2 million in the same prior year quarter
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Second quarter net income increased 39% to $136.2 million from $98.2 million in Q2 2025, while adjusted net income1 increased 36% to $152.5 million from $112.0 million in Q2 2025
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Second quarter diluted earnings per share (diluted “EPS”) increased 41% to $1.65 from $1.17 in Q2 2025, while adjusted diluted EPS1 increased 38% to $1.85 from $1.34 in Q2 2025
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Second quarter net cash from operating activities of $255.6 million increased 4% from $246.7 million in Q2 2025, while free cash flow1 increased 11% to $202.1 million from $182.3 million in Q2 2025
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The Board of Directors approved a $0.47 quarterly dividend, an increase of 4% over the prior year period

Montreal, Quebec, July 27, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the second quarter ended June 30, 2026. All amounts are shown in U.S. dollars.

“All three of our business segments generated stronger revenue and higher operating income during the second quarter allowing us to beat our earnings outlook, thanks to the impressive efforts of our team and our strategic investments in recent years that are beginning to drive results,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Our Truckload segment in particular had a strong quarter with operating income up a full 50%, benefiting from TFI’s diversified industrial end markets and our strength in specialized and flatbed, as well as our team’s success reducing capital intensity. Both LTL and Logistics saw double-digit operating income growth as well, and we see encouraging incremental pricing opportunities especially within LTL. Our strong performance across the board drove solid free cash flow of more than $200 million that further supports our balance sheet strength and ability to strategically invest to tap into the attractive freight opportunities ahead, while returning excess capital to shareholders whenever possible.”

SECOND QUARTER RESULTS

Financial highlights	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share data)	2026	2025	2026	2025
Total revenue	2,289.9	2,037.6	4,239.0	4,002.0
Revenue before fuel surcharge	1,900.0	1,794.0	3,602.6	3,508.5
Adjusted EBITDA[1]	363.9	326.6	605.4	585.5
Operating income	220.4	170.2	317.0	284.8
Net cash from operating activities	255.6	246.7	377.1	440.2
Net income	136.2	98.2	179.5	154.2
EPS-diluted($)	1.65	1.17	2.18	1.83
Adjusted net income[1]	152.5	112.0	209.7	176.3
AdjustedEPS-diluted¹($)	1.85	1.34	2.54	2.10
Weighted average number of shares ('000s)	82,190	83,457	82,177	83,817
Weighted average number of diluted shares ('000s)	82,406	83,655	82,413	84,102
Number of share outstanding - end of period ('000s)	82,193	83,022	82,193	83,022
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

SECOND QUARTER RESULTS

Total revenue of $2.29 billion increased 12% from $2.04 billion in the prior year period and revenue before fuel surcharge of $1.90 billion increased 6% from $1.79 billion in the prior year period. The increase is due to contributions from business acquisitions and to improving market conditions.

Operating income increased 29% to $220.4 million from $170.2 million in the prior year period. The increase is primarily organic, attributable to the increase in revenues, margin improvements and contributions from business acquisitions of $10.7 million, partially offset by incremental accident related reserves.

Net income increased 39% to $136.2 million from $98.2 million in the prior year period, and net income of $1.65 per diluted share increased 41% from $1.17 in the prior year period. Adjusted net income, a non-IFRS measure, was $152.5 million, or $1.85 per diluted share, a 36% and 38% increase, respectively, from $112.0 million, or $1.34 per diluted share, in the prior year period.

Total revenue increased by 13% for the Truckload and Logistics segments, and increased by 12% for the Less-Than-Truckload segment. Operating income increased 50% in the Truckload segment, 32% in the Logistics segment, and 17% in the Less-Than-Truckload segment. Corporate expenses were $20.9 million, up from $11.7 million in the prior year, primarily due to increased accident reserves.

SIX-MONTH RESULTS

Total revenue of $4.24 billion increased from $4.00 billion in the prior year period and revenue before fuel surcharge of $3.60 billion increased from $3.51 billion in the prior year period. The increase is due to contributions from business acquisitions and to improving market conditions.

Operating income grew to $317.0 million from $284.8 million in the prior year period. The increase is primarily attributable to the increase in revenues, margin improvements, and contributions from business acquisitions of $20.1 million, partially offset by incremental accident related reserves of $16.9 million.

Net income grew to $179.5 million compared to $154.2 million in the prior year period, and net income of $2.18 per diluted share compared to $1.83 in the prior year period. Adjusted net income, a non-IFRS measure, was $209.7 million, or $2.54 per diluted share, compared to $176.3 million, or $2.10 per diluted share, the prior year period.

Total revenue increase by 7% for the Truckload and Logistics segments, and increased by 5% for the Less-Than-Truckload segment. Operating income increased 35% in the Truckload segment and 22% in the Logistics segment, and decreased 4% in the Less-Than-Truckload segment. Corporate expenses were $45.0 million, up from $24.2 million in the prior year, primarily due to increased accident reserves.

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Earnings Press Release

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended June 30				Six months ended June 30
	2026		2025		2026		2025
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload	724.9		703.7		1,381.2		1,382.6
Truckload	760.8		712.3		1,433.6		1,375.1
Logistics	431.9		393.1		820.2		778.1
Eliminations	(17.6)		(15.1)		(32.4)		(27.4)
	1,900.0		1,794.0		3,602.6		3,508.5
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload	85.8	11.8%	73.6	10.5%	116.4	8.4%	120.7	8.7%
Truckload	105.8	13.9%	70.6	9.9%	161.5	11.3%	119.3	8.7%
Logistics	49.7	11.5%	37.7	9.6%	84.1	10.3%	69.0	8.9%
Corporate	(20.9)		(11.7)		(45.0)		(24.2)
	220.4	11.6%	170.2	9.5%	317.0	8.8%	284.8	8.1%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge

CASH FLOW

Net cash flow from operating activities increased to $255.6 million from $246.7 million in the prior year period. The increase was due in part to an increase in net income and a reduction in income tax payments, and is offset by a reduction in non-cash working capital as the increase in accounts receivable outpaced the increase in accounts payable as fuel costs have shorter payment periods.

Net cash from investing activities increased by $47.4 million, primarily due to a decrease in cash used in business combinations of $34.3 million and reductions in the purchase of property and equipment of $9.2 million.

Net cash used in financing activities increased by $52.8 million, primarily due to an increase in net debt repayments of $117.4 million, offset by a reduction in the repurchase of shares for cancellation of $84.9 million.

On June 15, 2026, the Board of Directors of TFI International declared a quarterly dividend of $0.47 per outstanding common share, paid on July 15, 2026, representing a 4% increase over the $0.45 quarterly dividend declared in Q2 2025.

OUTLOOK

Assuming no significant positive or negative change in the operating environment, the Company expects third quarter 2026 adjusted diluted EPS to be in the range of $1.70 to $1.80. The Company expects full-year net capital expenditures excluding real estate; to be in the range of between $225 million and $250 million. The Company expects year-over-year adjusted operating ratio, a non-IFRS measure, improvement in the quarter of 550 to 650 basis points for the Truckload segment, 250 to 350 basis points for the Logistics segment, and a comparable operating ratio in the Less-Than-Truckload segment.

WEBCAST DETAILS

TFI International will host a webcast on Monday, July 27, 2026 at 5:00 p.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

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Earnings Press Release

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2026 Q2 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

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Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2026	2025	2026	2025
Net income	136.2	98.2	179.5	154.2
Net finance costs	40.2	39.6	84.4	79.9
Income tax expense	44.0	32.4	53.1	50.7
Depreciation of property and equipment	78.2	90.6	161.3	178.5
Depreciation of right-of-use assets	45.4	43.9	90.5	85.8
Amortization of intangible assets	22.6	21.9	45.3	43.4
Gain, net of impairment, on sale of land
and buildings and assets held for sale	(2.6)	0.0	(8.6)	(7.0)
Adjusted EBITDA	363.9	326.6	605.4	585.5
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars, except per share data)	2026	2025	2026	2025
Net income	136.2	98.2	179.5	154.2
Amortization of intangible assets related to business acquisitions	21.3	19.4	42.8	38.4
Net change in fair value and accretion expense of
contingent consideration	2.6	0.0	5.5	0.0
Net foreign exchange (gain) loss	0.7	(0.7)	2.2	(0.4)
Gain, net of impairment, on sale of land and buildings
and assets held for sale	(2.6)	0.0	(8.6)	(7.0)
Tax impact of adjustments	(5.7)	(4.9)	(11.6)	(8.9)
Adjusted net income	152.5	112.0	209.7	176.3
Adjusted earnings per share - basic	1.86	1.34	2.55	2.10
Adjusted earnings per share - diluted	1.85	1.34	2.54	2.10
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended June 30		Six months ended June 30
(unaudited, in millions of U.S. dollars)	2026	2025	2026	2025
Net cash from operating activities	255.6	246.7	377.1	440.2
Additions to property and equipment	(74.6)	(83.8)	(100.7)	(118.3)
Proceeds from sale of property and equipment	15.5	14.6	31.5	30.3
Proceeds from sale of assets held for sale	5.6	4.9	17.9	21.8
Free cash flow	202.1	182.3	325.8	374.1

Note to readers: Audited consolidated financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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